[Letterhead of Sutherland Asbill & Brennan LLP]

April 21, 2009

VIA EDGAR

James E. O’Connor, Esq.
Attorney/Advisor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Keating Capital, Inc. – Preliminary Proxy Statement

Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), we transmitted for filing under Rule 14a-(6)(a) of the Securities Exchange Act of 1934 the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on April 21, 2009.

If you have any questions or comments regarding the Proxy Statement, please do not hesitate to call Cynthia Krus at (202) 383-0218 or John Mahon at (202) 383-0515.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus